                                                                  OMB APPROVAL
                               UNITED STATES             OMB Number: 3235-0145
                     SECURITIES AND EXCHANGE COMMISSION Expires: Oct. 31, 1994
                          Washington, D.C. 20549      Estimated average burden
                                                     hours per response..14.90
                              SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 5 )*

                        The Santa Cruz Operation, Inc.
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                              (Name of Issuer)

                        Common Stock, no par value
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                       (Title of Class of Securities)

                               801833104
                        ----------------------
                           (CUSIP Number)

                    John Luhtala, Chief Financial Officer
     Santa Cruz Operation, Inc., 400 Encinal Street, Santa Cruz, CA 95061
                               (831) 425-7222
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           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                              January 1, 1999
                          ----------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                               SCHEDULE 13D

CUSIP No.  801833104                             Page 2 of 4 Pages
---------------------                            -----------------
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 1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   87-0393339                                                    Novell, Inc.
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)___
                                                                      (b)___
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 3  SEC USE ONLY
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 4  SOURCE OF FUNDS*                                                      OO
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e) ___
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 6  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware
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NUMBER OF      7   SOLE VOTING POWER                               4,741,750
SHARES        ----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER                                  -0-
OWNED BY      ----------------------------------------------------------------
EACH           9   SOLE DISPOSITIVE POWER                          4,741,750
PERSON        ----------------------------------------------------------------
WITH          10   SHARED DISPOSITIVE POWER                              -0-
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    4,741,750
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ___
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 13.43%
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14  TYPE OF REPORTING PERSON*                                              CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   (2 OF 4)
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
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
Item 1. Security and Issuer.
This Schedule 13D relates to Common Stock, no par value, of The Santa Cruz Operations, Inc. a California corporation ("SCO"). The principal executive offices of SCO are located at 400 Encinal Street, Santa Cruz, California
95061, Telephone (831) 425-7222.

Item 2. Identity and Background.

This Schedule 13D is filed by Novell, Inc., a Delaware corporation, whose corporate address is 122 East 1700 South, Provo, Utah 84606. Novell is the leading netware software provider worldwide.

Item 3. Source and Amount of Funds or Other Consideration.

Novell, Inc. acquired 6,127,500 shares of the Common Stock, no par value per share (the Shares) of SCO in exchange for certain assets associated with a line of software products known as Unix and UnixWare.

Item 4. Purpose of Transaction.

Novell acquired the Shares in connection with its sale (the Sale) to SCO of a line of software products known as Unix and UnixWare. Concurrently with the consummation of the Sale, a nominee of Novell was appointed to the Board of Directors of SCO. (With this exception, Novell has no plans or proposals which relate to or would result in any of the items listed in Item 4.)

On December 1, 1998, 93,200 shares were sold. Such shares were sold at an average price per share of $4.5204. On December 4 and 11, 1998 Novell also sold, 150,000, and 100,000 shares at $5.00, and $4.75, respectively, in a private transaction back to the issuer.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date of this Schedule 13D, Novell beneficially owns 4,741,750 shares of SCO Common Stock or approximately 13.43 percent of the issued and outstanding shares of SCO's Common Stock.

     (b) Novell has sole power to vote and dispose of 4,741,750 shares of SCO Common Stock held of record in the corporation's name.

     (c) Other than as described above in response to Item 4 hereof, there were no SCO Common Stock transactions effected by Novell during the 60-day period preceding the date set forth on the cover except for 287,550 shares that were sold in November as reported on the 13D dated December 10, 1998.

                                (3 OF 4)
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     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As noted under Item 4 above, concurrently with the consummation of the Sale, a nominee of Novell was appointed to the Board of Directors of SCO.

Item 7.  Material to Be Filed as Exhibits.

None


                                  Signature
                                  ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 1999


                                /s/ Betty DePaola
                                ------------------------------
                                Novell, Inc.
                                Betty DePaola, Assistant Corporate Secretary



                                 (4 of 4)
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